Exhibit 9

AMENDMENT NO. 8 TO

RIGHTS AGREEMENT

This Amendment No. 8 to Rights Agreement (this “Amendment”) is made effective as of the 20th day of February, 2009. This Amendment is an amendment to the Rights Agreement, dated as of April 16, 1991, as amended effective as of December 19, 1991, as amended effective as of February 7, 1995, as amended effective as of May 29, 1995, as amended effective as of March 8, 2001, as amended effective as of February 26, 2004, as amended effective as of March 20, 2007, and as amended effective as of October 29, 2007 (the “Rights Agreement”), between Luby’s, Inc., a Delaware corporation (formerly known as Luby’s Cafeterias, Inc. and referred to herein as the “Company”), and American Stock Transfer & Trust Company (the “Rights Agent”).

RECITALS

WHEREAS, pursuant to and in compliance with Section 27 of the Rights Agreement, the Company and the Rights Agent wish to amend the Rights Agreement as set forth herein;

NOW THEREFORE, the parties hereto agree as follows:

Section 1. Amendments. From and after the effective date of this Amendment, the Rights Agreement shall be amended as follows:

(a) The definition of “Beneficial Owner” and “beneficially own” included in Section 1 of the Rights Agreement is hereby amended by the addition to the end thereof of the following paragraph:

Notwithstanding the foregoing, no officer or director of the Company shall be deemed to beneficially own any securities of any other Person by virtue of any actions such officer or director takes in that capacity. Notwithstanding anything in this definition of Beneficial Owner to the contrary, the phrase “then outstanding,” when used with reference to a Person’s beneficial ownership of securities of the Company, shall mean the number of such securities then issued and outstanding (excluding authorized and issued shares held in its treasury) together with the number of such securities not then actually issued and outstanding which such Person would be deemed to beneficially own hereunder.

(b) The definition of “Distribution Date” included in Section 1 of the Rights Agreement is hereby amended in its entirety to read as follows:

“Distribution Date” means the earlier of (i) the tenth day after the Stock Acquisition Date and (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of commencement by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any Person organized, appointed or established by the Company or any of its Subsidiaries for or pursuant to the terms of any such plan) of, or after the date of the first public announcement of the intention of any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or any Subsidiary of the Company, or any Person organized, appointed or established by the Company or any of its Subsidiaries for or pursuant to the terms of any such plan) to commence, a tender or exchange offer the consummation of which could result in any Person becoming the Beneficial Owner of 15% or more (or, in the case of an Exempt Person, 33% or more) of the shares of Common Stock then outstanding.

(c) The definition of “Exempt Person” included in Section 1 of the Rights Agreement is hereby amended in its entirety to read as follows:

“Exempt Person” means Harris J. Pappas (and, in the event of his death, his spouse and descendents and the personal representatives of his estate) and Christopher J. Pappas (and, in the event of his death, his spouse and descendents and the personal representatives of his estate) and their Affiliates and Associates (collectively, the “Pappas Parties”), unless and until such Persons shall become the Beneficial Owner of 33% or more of the shares of Common Stock then outstanding; provided, however, that the Pappas Parties shall continue to be an Exempt Person if the Pappas Parties shall become the Beneficial Owner of 33% or more of the shares of Common Stock then outstanding solely as a result of share purchases by the Company or any Subsidiary of the Company which, by reducing the number of shares of Common Stock then outstanding, increases the proportionate number of shares of Common Stock beneficially owned by the Pappas Parties to 33% or more of the shares of Common Stock of the Company then outstanding; provided, further, that, if the Pappas Parties shall become the Beneficial Owner of 33% or more of the shares of Common Stock then outstanding by reason of share purchases by the Company or any Subsidiary of the Company and shall, after such share purchases by the Company or any Subsidiary of the Company and at a time when the Pappas Parties are the Beneficial Owner of 33% or more of the shares of Common Stock then outstanding, become the Beneficial Owner of any additional shares of Common Stock of the Company, then the Pappas Parties shall be deemed to be an “Acquiring Person.” Notwithstanding anything in this definition of Exempt Person to the contrary, the phrase “then outstanding,” when used with reference to an Exempt Person’s beneficial ownership of securities of the Company, shall mean the number of such securities then issued and outstanding (excluding authorized and issued shares held in its treasury) together with the number of such securities not then actually issued and outstanding which such Exempt Person would be deemed to beneficially own hereunder.

(d) Exhibit A (Form of Right Certificate) and Exhibit B (Summary of Rights to Purchase Common Shares) to the Rights Agreement shall be amended to conform to the changes in the Rights Agreement made and effected pursuant to this Amendment.

Section 2. Remainder of Agreement Not Affected. Except as set forth in Section 1 hereof, the terms and provisions of the Rights Agreement shall remain in full force and effect and are hereby ratified and confirmed.

Section 3. Authority. Each party represents that such party has full power and authority to enter into this Amendment, and that this Amendment constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

Section 4. Definitions, References.

(a) Unless otherwise specifically defined herein, each term used herein which is defined in the Rights Agreement shall have the meaning assigned to such term in the Rights Agreement.

(b) On and after the effective date of this Amendment (i) all references in the Rights Agreement, including Exhibits A and B, to the Rights Agreement shall be deemed to refer to the Rights Agreement as amended by this Amendment, and all prior amendments, and (ii) all references to “hereof,” “hereunder,” “herein,” “hereby” and other similar references contained in the Rights Agreement as well as each reference to “this Agreement” and each other similar reference contained in the Rights Agreement shall refer to the Rights Agreement, as amended.

Section 5. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested, all as of the day and year first above written.

LUBY’S, INC.

By:	/s/ Peter Tropoli
Name: Title:	Peter Tropoli Senior Vice President, Administration, General Counsel and Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer
Name: Title:	Herbert J. Lemmer Vice President

[Signature Page to Amendment No. 8 to Rights Agreement]